Exhibit (a)(12)
CIRRUS LOGIC, INC.
AMENDMENT NO. 1
TO
OFFER TO AMEND OR CANCEL AND REPLACE ELIGIBLE OPTIONS
     The Offer to Amend or Cancel and Replace Eligible Options is hereby amended and supplemented to read as follows. Capitalized terms not otherwise defined herein shall be as defined in the Offer Document.
     1. “Q&A-15: What Are the Tax Consequences if I Accept the Offer?” on page 15 of Summary Term Sheet of the Offer Document is deleted in its entirety and replaced with the following:
     Q&A-15: What Are the Tax Consequences if I Accept the Offer?
If you tender your Eligible Options, you will not recognize any taxable income for U.S. federal income tax purposes at the time of the tender or at the time that your Eligible Options are amended or cancelled and replaced, as applicable, in accordance with the Offer.
If you tender your Eligible Options for amendment or cancellation and replacement, as applicable, we believe that you will no longer be subject to potential adverse tax consequences under Section 409A with respect to those Eligible Options. Accordingly, as your Amended Options or New Options vest in one or more installments, you will not recognize taxable income with respect to the shares underlying such options that vest each year, and you will not be subject to a 20% penalty tax or any interest penalty under Section 409A. You will only be taxed with respect to your Amended Options or New Options when you exercise those options. However, you will recognize taxable income when you receive a Cash Payment with respect to any Amended Options that you receive under the Offer. (See Section 15)
The applicable IRS guidance under Section 409A does not clearly address the approach we have decided to take of amending Eligible Option to reflect a higher exercise price and subsequently cancelling and replacing those Eligible Options with an Original Grant Date of either August 15, 2001, or February 21, 2002 with New Options bearing lower exercise prices. We believe it is clear under the applicable IRS guidance that any potential adverse tax consequences under Section 409A would be remedied if each Eligible Optionee who tenders Eligible Options were provided with corresponding Amended Options, without cancelling and replacing any of such Eligible Options after they are amended. We are not aware of any reason why cancelling and replacing certain Eligible Options that are significantly “out of the money” after they are amended to remedy potential Section 409A issues would impact the Section 409A treatment of those options. However, the applicable IRS guidance does not currently address this issue. Based on our analysis, we believe that it is unlikely that the IRS would determine that Eligible Options that are amended and then subsequently cancelled and replaced with New Options are subject to adverse tax consequences under Section 409A, but we cannot give any assurances that the IRS would conclude that this approach avoids the adverse tax consequences of Section 409A.
If the IRS were to determine that Eligible Options that are amended and then cancelled and replaced in this manner are subject to Section 409A, you may be required to recognize taxable ordinary income with respect to such Eligible Options and may also be subject to an additional 20% penalty tax plus an interest charge under Section 409A. Furthermore, some states, including

California, may impose additional penalty taxes on amounts that are subject to the 20% federal penalty tax. You will be solely responsible for any taxes, penalties, or interest you may incur under Section 409A with respect to such Eligible Options. (See Q&A-14 and Section 2)
If you are subject to the tax laws of other jurisdictions in addition to the United States, there may be additional consequences of participation in the Offer. We are not responsible for determining whether you are subject to the tax laws of other jurisdictions.
All Eligible Optionees, including without limitation those who may be subject to taxation in foreign jurisdictions, should consult with their personal tax advisors as to the tax consequences of accepting or declining the Offer.
     2. The information set forth in the section titled “RISKS OF PARTICIPATING IN THE OFFER” on page 22 of the Offer Document is amended by inserting the following paragraph as the second paragraph under the subheading “Tax-Related Risks”:
We Can Give No Assurance that the IRS Would Conclude that the Amendment and Subsequent Cancellation and Replacement of Eligible Options with New Options Avoids the Adverse Tax Consequences of Section 409A. The applicable IRS guidance under Section 409A does not clearly address the approach we have decided to take of amending Eligible Options to reflect a higher exercise price and subsequently cancelling and replacing those Eligible Options with an Original Grant Date of either August 15, 2001, or February 21, 2002 with New Options bearing lower exercise prices. We believe it is clear under the applicable IRS guidance that any potential adverse tax consequences under Section 409A would be remedied if each Eligible Optionee who tenders Eligible Options were provided with corresponding Amended Options, without cancelling and replacing any of such Eligible Options after they are amended. We are not aware of any reason why cancelling and replacing certain Eligible Options that are significantly “out of the money” after they are amended to remedy potential Section 409A issues would impact the Section 409A treatment of those options. However, the applicable IRS guidance does not currently address this issue. Based on our analysis, we believe that it is unlikely that the IRS would determine that Eligible Options that are amended and then subsequently cancelled and replaced with New Options are subject to adverse tax consequences under Section 409A, but we cannot give any assurances that the IRS would conclude that this approach avoids the adverse tax consequences of Section 409A.
     3. The information set forth in Section 19 of the Offer Document, titled “FORWARD LOOKING STATEMENTS; MISCELLANEOUS” on page 58 of the Offer Document is hereby amended by deleting the first two sentences in their entirety and inserting the following:
All statements included or incorporated by reference in this document or our SEC reports referred to above, other than statements or characterizations of historical fact, are “forward-looking statements.”

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